Mail Stop 3561

July 12, 2006

Via Fax & U.S. Mail

Mr. William Guzik
Senior Vice President and Chief Financial Officer
1300 Arlington Heights Road
Itasca, Illinois 60143

>   **Re: Midas, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 16, 2006**
>   **File No. 001-13409**

Dear Mr. Guzik:

   We have reviewed your response letter dated June 29, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 22

1. We note from your response to our prior comment 1 that you believe each of these actions was a distinct and separate <u>non-recurring</u> transaction and it is important for the financial statement reader to understand the operating income performance of the Company without these <u>unusual</u> items. We continue to believe, however, that adjusting a non-GAAP financial measure for these business transformation charges does not meet the requirements of Item 10(e) of Regulation SK. If these charges are considered non-recurring or unusual, as you have implied in your response, they would be expressly prohibited by Item 10(e) which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In light of the fact that these charges were incurred during each of the last five years, and there is no indication they will not recur in the future, we also do believe that they meet the guidance in Questions 8 and 9 of the Staff's June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures to be considered in the calculation of a non-GAAP financial measure if they are considered "recurring" charges. As previously requested, please revise the table in future filings to delete the presentation of these line items as business transformation charges appear reasonably likely to recur within two years or have occurred within the prior two years. As previously noted in our prior comment 1, it is permissible and necessary to identify, discuss, and analyze material business transformation charges and other items, whether they are recurring or non-recurring, in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Form 8-K furnished May 4, 2006

2. We note from your response to our prior comment 15 that you believe it is important for the financial statement reader to understand the operating income performance of the Company without these unusual items. We do not believe that this is a sufficient reason why the measures provide useful information to investors. As previously requested, please tell us, and disclose in future filings, the specific reasons why management believes that presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and the results of operations, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Include in your response why you believe it is useful to investors to eliminate items which have recurred

over the past several years, and will continue to recur in the future, when evaluating your performance. In addition, please provide us with your proposed revised disclosure. We may have further comment upon review of your response. For guidance, see Questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Kathy Mathis at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief